UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Opinion Research Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
683755102
(CUSIP Number)
Vinod Gupta
Fred Vakili
infoUSA Inc.
5711 South 86th Circle
Omaha, NE 68127
402-593-4500

with copy to:
John R. Houston, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402-2015
612-349-8500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 4, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	683755102	Page	2	of	9

1	NAMES OF REPORTING PERSONS: infoUSA Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): (#47-0751545)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		259,845 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		804,976 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		259,845 shares

WITH	10	SHARED DISPOSITIVE POWER:

804,976 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,064,821 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	683755102	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Spirit Acquisition, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		804,976 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

804,976 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

804,976 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP NO. 683755102
ITEM 1. SECURITY AND ISSUER
     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.01, of Opinion Research Corporation, a Delaware corporation (“Issuer”). Issuer’s principal executive offices are located at 600 College Road East, Suite 4100, Princeton, New Jersey 08540.
ITEM 2. IDENTITY AND BACKGROUND
     This Schedule 13D is being filed by infoUSA Inc., a Delaware corporation (“Parent”) and Spirit Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and collectively, the “Reporting Persons”). The business address of Parent and Merger Sub is 5711 South 86th Circle, Omaha, Nebraska 68127. Parent provides business and consumer information products, database marketing services, data processing services and sales and marketing solutions. Merger Sub was formed for the sole purpose of merging with and into Issuer.
     The directors of Parent and their principal occupations are as follows:
     Bill L. Fairfield, Chairman of DreamField Capital Ventures, LLC, 206 Fairacres Road, Omaha, Nebraska 68132
     Anshoo S. Gupta, President of JAG Operations, L.L.C., P.O. Box 94323, Las Vegas, Nevada 89193
     Vinod Gupta, Chariman of the Board and Chief Executive Officer of infoUSA Inc., 5711 South 86th Circle, Omaha, Nebraska 68127
     Dr. George F. Haddix, Chairman and Chief Executive Officer of PKW Holdings, Inc. and PKWARE, INC., 648 N. Plankinson Avenue, Milwaukee, Wisconsin 53203
     Martin F. Kahn, Managing Director, Cadence Information Associates L.L.C., 152 West 57th Street 23rd Floor New York, New York 10019
     Elliot S. Kaplan, Senior Partner, Robins, Kaplan, Miller & Ciresi L.L.P., 2800 LaSalle Plaza, 800 LaSalle Avenue, Minneapolis, Minnesota 55402
     Dr. Vasant H. Raval, Professor and Chair, Department of Accounting, Creighton University, 2500 California Plaza, Omaha, Nebraska 68178
     Bernard W. Reznicek, President and Chief Executive Officer, Premier Enterprises, 1524 North 141st Avenue, Omaha, Nebraska 68154
     Dennis P. Walker, President and Chief Executive Officer, Jet Linx Aviation, 3910 Amelia Earhardt Plaza, Omaha, Nebraska 68110
     The executive officers of Parent are Vinod Gupta (Chairman of the Board and Chief Executive Officer), Fred Vakili (Executive Vice President of Administration and Chief Administrative Officer), Stormy L. Dean (Chief Financial Officer), Monica Messer (Chief Operations Officer, Database Compilation and Technology Group and Chief Information Officer) and Edward C. Mallin (President, Donnelley Marketing). The principal business address of each of the executive officers of Parent is 5711 South 86th Circle, Omaha, Nebraska 68127.

CUSIP NO. 683755102
     The directors of Merger Sub are Vinod Gupta and Fred Vakili, whose principal occupations are, respectively, Chairman of the Board and Chief Executive Officer of Parent and Executive Vice President of Administration and Chief Administrative Officer of Parent. The executive officers of Merger Sub are Vinod Gupta (Chief Executive Officer and President), Fred Vakili (Executive Vice President of Administration, Chief Administrative Officer, and Secretary) and Stormy L. Dean (Chief Financial Officer). The principal business address of each of the directors and executive officers of Merger Sub is 5711 South 86th Circle, Omaha, Nebraska 68127.
     During the last five years, none of the Reporting Persons nor any of the executive officers and directors of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Each of the directors and officers of the Reporting Persons is a United States citizen.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Source and Amount of Funds for 259,845 Shares Beneficially Owned by Parent
     Parent has sole voting power and sole dispositive power with respect to 259,845 shares of Issuer common stock, which represents 4.7% of Issuer’s outstanding common stock, excluding options and warrants. These shares were acquired through open market purchases in April, May and August 2005, at share prices ranging from $6.50 to $8.40. All of these shares were purchased with working capital of Parent.
Consideration for Shares Subject to the Voting Agreement
     On August 4, 2006, Parent, Merger Sub, and Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, at the closing, Merger Sub will be merged with and into Issuer (the “Merger”), and each outstanding share of common stock of Issuer (other than shares of common stock held by Parent or Merger Sub, or as to which dissenters’ rights shall have been perfected) will be cancelled and converted into the right to receive $12.00 per share in cash, without interest. Each outstanding in-the-money option or warrant to purchase Issuer common stock not exercised by the holder thereof as of the closing will be cancelled immediately prior to the Merger in exchange for the right to receive an amount per share in cash equal to $12.00 less the exercise price of the option or warrant.
     Concurrently with, and as a condition to, the execution of the Merger Agreement, the Reporting Persons entered into a Voting Agreement, dated as of August 4, 2006, by and among Parent, Merger Sub and John F. Short, Douglas L. Cox, and Kevin P. Croke, in their capacities as stockholders of Issuer. The purpose of the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement. Messrs. Short, Cox and Croke did not receive any additional consideration from the Reporting Persons as an inducement to enter into the Voting Agreement.

CUSIP NO. 683755102
     The Voting Agreement applies to all securities of Issuer beneficially owned by Messrs. Short, Cox and Croke as of the date of the Voting Agreement or acquired thereafter, including any shares of Issuer common stock issuable upon exercise of options held by such stockholders. Under the Voting Agreement, Messrs. Short, Cox, and Croke have agreed to vote all of their shares of Issuer common stock in favor of approval and adoption of the Merger Agreement, against any proposal made in opposition to, or in competition with, the Merger, and against any actions that are intended to, or could reasonably be expected to, impair the ability of Parent to consummate the Merger or otherwise impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger. The Voting Agreement also includes the grant of a proxy by such stockholders to certain representatives of Parent to enable Parent to direct the voting of all such shares on the foregoing matters. Under the Voting Agreement, the stockholders are also prohibited from transferring any of Issuer’s securities. Other than with respect to the matters described in, and subject to the limitations set forth in, the Voting Agreement, the Reporting Persons do not have the right to vote or direct the vote, or to dispose or to direct the disposition of any shares subject thereto.
     The Voting Agreement terminates on the earlier of (i) such date and time as the Merger shall become effective, (ii) such date and time as the Merger Agreement shall have been terminated in accordance with its terms, (iii) the date and time of any amendment to the Merger Agreement that modifies the amount, form or timing of payments of the merger consideration in the Merger in a manner adverse to any stockholder party to the Voting Agreement without the prior written consent of such stockholder, or (iv) such other date and time as may be mutually agreed to by the parties to the Voting Agreement.
     References to, and descriptions of, the Merger Agreement and the Voting Agreement set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, each of which is incorporated herein by reference in its entirety where such references appear.
ITEM 4. PURPOSE OF TRANSACTION
     (a) — (b) As described in Item 3 above, this Schedule 13D relates to the Voting Agreement, the purpose of which is to assist the Reporting Persons in consummating the Merger of Issuer and Merger Sub pursuant to the Merger Agreement.
     (c) Not applicable
     (d) Upon consummation of the Merger, the officers and directors of Merger Sub will be the officers and directors of the surviving corporation until their respective successors are duly appointed. The directors and officers of Merger Sub were appointed by Parent and are identified in Item 2 above.

CUSIP NO. 683755102
     (e) Other than as a result of the Merger, not applicable.
     (f) Not applicable.
     (g) Upon consummation of the Merger, the Certificate of Incorporation and Bylaws of Merger Sub will be the certificate of incorporation and bylaws of the surviving corporation until thereafter amended in accordance with applicable law.
     (h — i) Upon consummation of the Merger, all shares of common stock of Issuer will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and delisted from the Nasdaq Global Market.
     (j) Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) — (j) of Schedule 13D, inclusive.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) — (b) As of August 4, 2006, Parent beneficially owns 259,845 shares of common stock of Issuer. Parent has sole voting power and sole dispositive power with respect to these shares.
     Additionally, under the definition of “beneficial ownership” set forth in Rule 13d-3 of the Exchange Act, the Reporting Persons may each be deemed to have shared voting power and shared dispositive power with respect to (and therefore beneficially own) an additional 804,976 shares of Issuer common stock and Issuer common stock issuable upon the exercise of outstanding options that are subject to the Voting Agreement. As a result, Parent may be deemed to beneficially own an aggregate of 1,064,821 shares of Issuer common stock, or 18.1% of all outstanding shares of Issuer common stock, and Merger Sub may be deemed to beneficially own an aggregate of 804,976 shares of Issuer common stock, or 13.6% of all outstanding shares of Issuer common stock. The calculations set forth in this Item 5 are based on a total of 5,500,206 outstanding shares of Issuer common stock as of August 2, 2006, as set forth in the Merger Agreement, not including any shares of Issuer common stock issuable upon exercise of outstanding warrants or options, other than, with respect to the beneficial ownership of the Reporting Persons, those that are subject to the Voting Agreement. The Reporting Persons are not entitled to any rights as a stockholder of Issuer as to the shares subject to the Voting Agreement, and expressly disclaim any beneficial ownership of such shares.
     The Vinod Gupta Revocable Trust beneficially owns 33,000 shares of Issuer common stock, or less than 1.0% of all outstanding shares of Issuer common stock. Vinod Gupta, a director and executive officer of Parent and Merger Sub, has sole voting power and sole dispositive power with respect to (and therefore beneficially owns) these shares.
     (c) Neither the Reporting Persons nor any of their respective directors or executive officers have effected any transaction in Issuer common stock during the past 60 days, except as follows: The Vinod Gupta Revocable Trust sold 5,000 shares of Issuer common stock at a price of $11.55 per share on August 7, 2006; 5,000 shares at a price of $11.57 per share on August 7, 2006; 5,000 shares at $11.59 per share on August 8, 2006; and 7,000 shares at $11.43 per share on August 9, 2006. Each of these sales was an open market transaction effected through a broker.
     (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends or proceeds from the sale of any shares of Issuer common stock beneficially owned by the Reporting Persons or any of their respective executive officers or directors on the date of this Schedule 13D.

CUSIP NO. 683755102
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
     Other than the Merger Agreement and the Voting Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of Issuer that would be required to be reported under this Item.
ITEM 7.MATERIAL TO BE FILED AS EXHIBITS
     The following documents are filed as exhibits:
1.	Agreement and Plan of Merger, dated as of August 4, 2006, by and among Opinion Research Corporation, infoUSA Inc., and Spirit Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of infoUSA Inc. dated August 8, 2006)

2.	Voting Agreement, dated as of August 4, 2006, by and between infoUSA Inc., Spirit Acquisition, Inc. and certain stockholders of Opinion Research Corporation (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of infoUSA dated August 8, 2006)

CUSIP NO. 683755102
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2006	INFOUSA INC.
/s/ STORMY DEAN
(Signature)
Stormy Dean, Chief Financial Officer (Name and Title)

SPIRIT ACQUISITION, INC.
/s/ STORMY DEAN
(Signature)
Stormy Dean, Chief Financial Officer (Name and Title)